SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of May 2016

Homex Development Corp.

(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.

Bonanza 80020. Culiacán, Sinaloa, México.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X         Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:             May, 2016

INVESTOR RELATIONS CONTACT

Vania Fueyo Zarain

Investor Relations

vfueyo@homex.com.mx

Culiacán, Sinaloa, May 10, 2016. Desarrolladora Homex S.A.B. de C.V. (“Homex” or the “Company”), informed that in relation to the press release issued by the Company on May 5, 2016 communicating that Gerardo de Nicolás, Chief Executive Officer and Carlos Moctezuma, Chief Financial Officer have informed the Company that they intended to take a voluntary leave of absence so that they may devote their energies to adequately responding the wells notice received by the United States Securities and Exchange Commission (“SEC”). As a result, the Company’s Board of Directors has accepted their voluntary leave and appointed Mr. Eustaquio de Nicolás to cover the leave of absence of Gerardo de Nicolás and Mr. Alberto Menchaca to cover the leave of absence of Carlos Moctezuma.

Eustaquio de Nicolás founded Homex in 1989 and has been Chairman of the Board of Homex since 1998. Mr. de Nicolás has great experience in the housing industry in México and is very knowledgeable of Homex’s overall operations.

Alberto Menchaca joined Homex in 1996 and has occupied different positions in the Company. Among his latest positions, Mr. Menchaca was the Treasury Director since September 2013 and before this position he was the Director of México’s Division in charge of the administration of the sales and construction operations at approximately 35 cities with 89 active projects.

Upon the appointment, Eustaquio de Nicolás commented, I am confident that in cooperation with the seasoned team of Homex, we will continue working to accomplish the re-structuring plan that we have set for the Company, to turn Homex into a profitable and efficient player in the housing industry, offering the best alternative to thousand of Mexicans that today are looking for a place to live.

About Homex

Desarrolladora Homex, S.A.B. de C.V. is a vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: May 10, 2016	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer